UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13079

RYMAN HOSPITALITY PROPERTIES, INC.

401(k) SAVINGS PLAN

(Full title of plan)

Ryman Hospitality Properties, Inc.

One Gaylord Drive

Nashville, Tennessee 37214

(Name of issuer of securities held pursuant to the plan and address of principal executive office)

RYMAN HOSPITALITY PROPERTIES, INC.

401(K) SAVINGS PLAN

RYMAN HOSPITALITY PROPERTIES, INC.

401(K) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Benefits Trust Committee of the

Ryman Hospitality Properties, Inc. 401(k) Savings Plan

Nashville, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ryman Hospitality Properties, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC, PC

We have served as the Plan’s auditor since 2008

Brentwood, Tennessee

June 18, 2019

RYMAN HOSPITALITY PROPERTIES, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31, 2018	December 31, 2017
ASSETS:
Investments, at fair value as determined by quoted market prices:
Mutual funds	$58,432	$63,084
Investments, at estimated fair value:
Company stock fund	3,655	3,779
Common collective trust	6,955	7,945

Total investments	69,042	74,808
Notes receivable from participants	162	117

Net assets available for benefits	$69,204	$74,925

See accompanying notes to financial statements.

RYMAN HOSPITALITY PROPERTIES, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2018
Additions (reductions):
Investment income (loss):
Net depreciation in fair value of investments measured at fair value	$(10,730)
Net appreciation in fair value of investments measured at estimated fair value	213
Dividend and interest income	6,599

Total investment loss	(3,918)

Contributions:
Participant contributions	1,321
Participant rollovers	284
Employer matching contributions	736

Total contributions	2,341
Interest income on notes receivable from participants	9

Total additions and net investment loss	(1,568)

Deductions:
Benefits paid to participants	3,973
Administrative expenses	180

Total deductions	4,153

Net decrease in net assets available for benefits	(5,721)
Net assets available for benefits, beginning of year	74,925

Net assets available for benefits, end of year	$69,204

See accompanying notes to financial statements.

RYMAN HOSPITALITY PROPERTIES, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION:

The following description of the Ryman Hospitality Properties, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Ryman (the “Company” or “Employer”) established the Plan, originally effective on October 1, 1980. The Plan is a profit sharing plan with a cash or deferral arrangement available to qualifying employees of the Company. The Plan is intended to conform to and qualify under Sections 401 and 501 of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Benefits Trust Committee of the Plan is responsible for the administration and operation of the Plan. Lincoln Financial Group (the “Recordkeeper”) has been retained to provide recordkeeping services for the Plan. Lincoln Financial Group Trust Company (the “Trustee”) is responsible for the custody and management of the Plan’s assets.

Eligibility

An employee is eligible to participate in the Plan the first day of the payroll period on or after the day such employee has completed three months of eligible service, as defined in the Plan, and attained the age of twenty-one. Classes of employees excluded from participation in the Plan include: (1) certain employees covered by collective bargaining agreements, unless the agreement provides for plan participation, (2) casual employees, (3) leased employees, (4) non-resident, non-United States citizens other than employees on a VISA which requires benefit coverage to be offered, such as H1B, H1B1, or Trade NAFTA, and employees who have an employment authorization card, such as a “green card”, and (5) individuals classified as independent contractors.

Contributions

Participants may contribute up to 40% of their annual compensation, subject to certain IRC limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The Company makes matching contributions under the Plan equal to 100% of each participant’s tax-deferred contributions which do not exceed 4% of the participant’s compensation.

The Company may also make a discretionary, non-elective profit sharing contribution to the Plan; however, an annual contribution is not required. The non-elective contribution is available to all participants employed on the last day of the Plan year. No discretionary non-elective contributions were made in 2018.

Participants direct the investment of their contributions and all Employer contributions into various investment options offered by the Plan. At December 31, 2018, the Plan offered a Company common stock fund, one common collective trust and fifteen mutual funds as investment options for participants.

Participant Accounts

Each participant account is credited (charged) with the participant’s and the Company’s contributions and an allocation of net investment earnings (losses) and administrative expenses. Allocations of contributions are based on participant compensation, and allocations of net investment earnings (losses) are based on account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary pre-tax contributions and any earnings or losses thereon. All participants are 100% vested in all employer matching and profit sharing contributions.

Payment of Benefits

Upon termination of service due to death, disability, retirement or separation, a participant receives his or her vested account balance in a lump-sum distribution or direct rollover into another qualified plan, individual retirement account, or other eligible employer plan. If the value of the vested account is greater than $5,000, the participant may elect to defer payment to a later date, but not beyond the participant’s Required Beginning Date, as defined by the IRC. If the value of the vested account is not in excess of $5,000, the vested account will be payable in a single sum payment of the entire amount of the vested account. The Plan administrator may, in accordance with a policy that does not discriminate among participants, establish periodic times when the Plan administrator will direct the distribution of such amounts without the request or approval of the participant. In the event such distribution is greater than $1,000 (and not in excess of $5,000), if the participant does not elect to have the distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the Plan administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan administrator.

In the event of financial hardship, as defined in the Plan document, or where a participant has attained the age of 59 1/2, a participant may elect, while still in the employment of the Company, to withdraw all or part of his or her vested balance (subject to limitations contained in the Plan). A participant may receive a hardship withdrawal only after obtaining the maximum number of loans to which he or she is entitled under the Plan. Cases of financial hardship are reviewed and approved by the Recordkeeper in accordance with the applicable provisions of the IRC. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution, subject to certain limitations in the Plan document.

Notes Receivable from Participants

Each participant may borrow up to a maximum amount equal to the lesser of $50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan in question is made, or 50% of his or her vested account balance. The minimum loan amount is $1,000. The loans are secured by the balances in the participants’ accounts and bear interest at the prime rate quoted in the Wall Street Journal on the first day of the month in which the loan is made, plus 2%. The interest rates were between 5.25% and 7.75% on all outstanding loans at December 31, 2018. The loans are repaid ratably through payroll deductions over a period of five years or less for a general-purpose loan or over a period of ten years or less for a primary residence loan.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and is notified by the transfer agent, Computershare, prior to the time such rights are to be exercised.

Administrative Expenses

Substantially all administrative expenses of the Plan are paid directly by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the IRC and ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are valued at fair value in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, “Fair Value Measurements” (“ASC 820”). These investment values are discussed more fully in Note 3 below. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. FAIR VALUE MEASUREMENTS:

The Plan uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Plan to develop its own assumptions. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017:

•	Mutual funds – valued at the net asset value (fair value) per unit (share) of the funds or the portfolio based upon quoted market prices in an active market.

•

Common stock – the Company stock fund consists of Company common stock that is valued at quoted market prices and interest-bearing cash, both of which approximate fair value. The Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents, by level within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2018 (in thousands):

	Level 1	Level 2	Level 3	Total
Mutual funds	$58,432	$—	$—	$58,432
Company stock fund	3,655	—	—	3,655

Total assets in the fair value hierarchy	62,087	—	—	62,087
Investments measured at net asset value as a practical expedient (a)	—	—	—	6,955

Investments at fair value	$62,087	$—	$—	$69,042

The following table presents, by level within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2017 (in thousands):

	Level 1	Level 2	Level 3	Total
Mutual funds	$63,084	$—	$—	$63,084
Company stock fund	3,779	—	—	3,779

Total assets in the fair value hierarchy	66,863	—	—	66,863
Investments measured at net asset value as a practical expedient (a)	—	—	—	7,945

Investments at fair value	$66,863	$—	$—	$74,808

(a)

The common collective trust is measured at net asset value as a practical expedient to estimate fair value and, therefore, has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

4. COMMON COLLECTIVE TRUST:

The Plan’s investment in the Morley Stable Value Fund, a common collective trust, is made up of investment contracts. The net asset value of the investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The Plan presents collective trust funds at net asset value, which is considered a practical expedient to estimate fair value, in the statements of net assets available for benefits and as shown in the following table as of December 31, 2018 and 2017, respectively (in thousands):

December 31,	2018	2017
Fair value	$6,955	$7,945
Unfunded commitments	n/a	n/a
Redemption frequency	Daily	Daily
Redemption notice period	30 days	30 days

5. INCOME TAX STATUS:

The Plan obtained a favorable determination letter on January 11, 2016, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was qualified and the trust established under the Plan was tax-exempt under Sections 401 and 501 of the IRC. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. RELATED PARTY TRANSACTIONS:

All plan expenses (which consist of routine expenses) were paid to parties-in-interest. In addition, the Plan invests in the common stock of the Company. At December 31, 2018 and 2017, the Plan held 0.1 million shares of common stock of the Company, which represented less than 1% of the outstanding shares of the Company at those dates. Additionally, the Plan holds notes receivable in the form of participant loans and such transactions qualify as party-in-interest transactions.

During 2018, purchases and sales of the Company’s common stock by the Plan were $0.2 million and $0.3 million, respectively.

Certain fees incurred by the Plan for investment management services are netted within net appreciation (depreciation) in fair value of investments, as they are paid through revenue sharing, rather than as a direct payment from the Plan.

RYMAN HOSPITALITY PROPERTIES, INC.

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

December 31, 2018				EIN: 73-0664379 Plan Number: 002
(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Ryman Hospitality Properties, Inc.	Common Stock Fund	**	$3,654,572
	Morley Stable Value Fund	Common Collective Trust	**	6,954,715
	Dodge & Cox Balanced Fund	Mutual Fund	**	10,157,544
	Baron Growth Institutional Fund	Mutual Fund	**	2,220,740
	AllianzGI NFJ Mid-Cap Value Fund Institutional	Mutual Fund	**	1,178,994
	PIMCO Total Return Fund Institutional Class	Mutual Fund	**	6,888,998
	Dodge & Cox International Stock Fund	Mutual Fund	**	2,967,310
	American Funds EuroPacific Growth Fund Class R-4	Mutual Fund	**	3,046,182
	Loomis Sayles Bond Fund Institutional Class	Mutual Fund	**	1,384,709
	Deutsche Equity 500 Index Fund Class S	Mutual Fund	**	16,497,269
	American Funds Growth Fund of America—Class A	Mutual Fund	**	4,002,787
	Advisors Inner Circle Fund LSV Value Equity Fund	Mutual Fund	**	3,899,047
	Royce Opportunity Fund	Mutual Fund	**	1,797,628
	Nationwide Geneva Mid Cap Growth Institutional	Mutual Fund	**	3,514,767
	Vanguard Small-Cap Index Fund Admiral Shares	Mutual Fund	**	341,977
	Vanguard Mid-Cap Index Fund Admiral Shares	Mutual Fund	**	366,922
	Vanguard Developed Markets Index Fund Admiral Shares	Mutual Fund	**	167,447
*	Participant Loans	Terms of up to 10 years, interest rate of 5.25%-7.75%	—	162,104

				$69,203,712

*	A party-in-interest as defined by ERISA
**	Not required for participant directed investments

See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Ryman Hospitality Properties, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYMAN HOSPITALITY PROPERTIES, INC. 401(k) SAVINGS PLAN

	By:	Benefits Trust Committee for the Ryman Hospitality Properties, Inc. 401(k) Savings Plan

Date: June 18, 2019	By:	/s/ Shawn Smith
Shawn Smith Chairman, Benefits Trust Committee for the Ryman Hospitality Properties, Inc. 401(k) Savings Plan

The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:

EXHIBITS

EX-23.1	Consent of LBMC, PC